PPG Industries, Inc. (PPG)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.
Continuous PPG Shareholder for 10-years

Vote for Management Proposal # 4:
Amend the Articles of Incorporation and Bylaws to Replace the Supermajority Voting Requirements

Management omitted to mention that a rule 14a-8 shareholder proposal was submitted for the 2021 shareholder meeting on the same topic as this management proposal.

The 2021 shareholder proposal was necessary because management failed to obtain an 80% vote from all the shares outstanding for its own proposal on this same topic in 2020. And it failed by a relatively narrow margin. The 2021 shareholder proposal was superseded by the 2021 management proposal # 4 on the same topic.

Management does not seem to have much enthusiasm for its own proposal # 4 so it makes it necessary for me, a small shareholder, to urge a yes-vote for the management proposal. It is especially important to get a high shareholder voting turnout for this proposal because it needs an 80% vote from all shares outstanding. If a shareholder sits out this election it is the same as a vote against vote this management proposal.

And failure to get an 80%-vote for this proposal has a cascading bad outcome. It prevents us shareholders from voting on each director every year. This could have a further cascading bad outcome because if the chair of the PPG management pay committee is lavish with CEO pay it could take shareholders 3-years to have an opportunity to vote against that lavish director.

Urging shareholders to vote for this proposal should be the job of Mr. Hugh Grant, the chair of the PPG Governance Committee. Instead this job seems to default to me. Perhaps Mr. Grant could share some of his $325,000 PPG paycheck with me. And to top things off Mr. Grant is rewarded with the title of Lead Director.

Perhaps Mr. Grant can learn from the management of another company which likewise needed to obtain a high percentage vote from all shares outstanding. That company said:

• We intend to undertake an aggressive outreach program to all elements of our shareholder base to encourage them to vote for management’s supermajority vote proposal.

• This will be done through direct solicitation of institutional and hedge fund investors as well as a campaign to maximize favorable voting by retail holders to the greatest extent feasible through frequent reminder mailings with proxy cards and a telephone calling campaign.

• We also will be engaging with proxy advisors and expect that they will recommend for management’s proposal.

Please vote for Management Proposal # 4  which would remove the existing 80% supermajority vote requirements.

This would pave the way for annual election of each director.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.